Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SHARE REPURCHASE PLAN

Tel Aviv, Israel, May 23, 2010 - Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit Imaging”) announced today that its board of directors has approved a plan to repurchase ordinary shares of Elbit Imaging on the Tel Aviv Stock Exchange (the “TASE”) from time to time for an aggregate amount of up to NIS 30 million (approximately $7.8 million), subject to market conditions. Since Elbit Imaging is currently in the midst of a quarterly black-out period, the repurchases will not commence prior to June 2, 2010.  The shares are intended to be repurchased by a wholly owned subsidiary of Elbit Imaging.

This announcement shall not be deemed a commitment to purchase any shares. The repurchase plan may be suspended or discontinued at any time.

The board of director's decision reflects it's opinion that in light of the Company current share price, the purchase of the shares is a good business opportunity.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054